SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )1



                               VIA NET.WORKS, INC.
                       --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                    925912107
                                 (CUSIP Number)


                                December 31, 2001
                ----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Fund V, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     4,105,806
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    4,105,806
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,105,806
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.47%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            PN
===============================================================================

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Holdings V, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     4,105,806
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    4,105,806
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,105,806
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.47%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            PN
===============================================================================

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Fund VI, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     3,626,542
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    3,626,542
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,626,542
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.61%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            PN
===============================================================================

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Holdings VI, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     3,626,542
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    3,626,542
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,626,542
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.61%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            OO
===============================================================================

Item 1(a).  Name of Issuer:

         Via Net.Works, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         12100 Sunset Hills Rd, Suite 110, Reston, VA 20190

Item 2(a).  Name(s) of Person(s) Filing:

         1. Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares");
         2. Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), by virtue of being the sole general partner of Fund V;
         3.  Centennial Fund VI, L.P., a Delaware limited partnership
             ("Fund VI"), by virtue of its direct beneficial ownership of the Shares; and
         4. Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), by virtue of being the sole general partner of Fund VI.

         Fund V, Holdings V, Fund VI and Holdings VI are collectively referred to as the "Reporting Persons."

         Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, and David C. Hull, Jr. are the sole general partners of Holdings V (the "Holdings V Partners"). The Holdings V Partners and Duncan T. Butler, Jr. are the sole general partners of Holdings VI (collectively, the "Individual Partners"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Holdings Partners may be deemed to control Fund V and Holdings V, and may be deemed to possess indirect beneficial ownership of the Shares held by Fund V, and each of the Individual Partners may be deemed to control Fund VI and Holdings VI and may be deemed to possess indirect beneficial ownership of the Shares held by Fund VI. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund V and Fund VI, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund V and Fund VI.

         Fund V and Holdings V disclaim beneficial ownership of Shares beneficially owned by Fund VI and Holdings VI. Fund VI and Holdings VI disclaim beneficial ownership of Shares beneficially owned by Fund V and Holdings V.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 15th Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         925912107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a)   Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o);
       (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
       (c)   Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c);
       (d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);
       (e)   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
       (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
       (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
       (h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
             Company Act of 1940 (15 U.S.C. 80a-3);
       (j)   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

       Not applicable

Item 4.  Ownership.

       (a)   Amount beneficially owned:

             As of December 31, 2001, Fund V directly beneficially owned 4,005,806 Shares and may be deemed to indirectly beneficially own 100,000 Warrants which were issued to Steven C. Halstedt as a result of having been a director of the Issuer, but are held by Mr. Halstedt for the direct benefit of Fund V. By virtue of the relationships described in this Statement, Holdings V may be deemed to beneficially own the Shares and Warrants as described above.

             As of December 31, 2001, Fund VI directly beneficially owned 3,626,542 Shares. By virtue of the relationships described in this Statement, Holdings VI may be deemed to beneficially own the Shares directly beneficially owned by Fund VI.

             Adam Goldman directly beneficially owns 65,000 Shares.

       (b)   Percent of class:

             The 4,005,806 Shares and 100,000 Warrants beneficially held by Fund V as of December 31, 2001 represent approximately 7.47% of the number of outstanding shares as of November 1, 2001. The 3,626,542 Shares directly beneficially held by Fund VI as of December 31, 2001 represent approximately 6.61% of the number of outstanding shares.

       (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:
                                                        4,105,806 (Fund V)
                                                        4,105,806 (Holdings V)
                                                        3,626,542 (Fund VI)
                                                        3,626,542 (Holdings VI)

            (ii) Shared power to vote or to direct the vote:               -0-

           (iii) Sole power to dispose or to direct the disposition of:
                                                        4,105,806 (Fund V)
                                                        4,105,806 (Holdings V)
                                                        3,626,542 (Fund VI)
                                                        3,626,542 (Holdings VI)

            (iv) Shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2002
                                     (Date)


                                     /s/ Jeffrey Schutz
                                     (Signature)

                                     Jeffrey Schutz, as general partner of
                                     Centennial Holdings V, L.P., the general partner of Centennial Fund V, L.P., and as managing principal of Centennial Holdings VI, LLC, the general partner of Centennial Fund VI, L.P.
                                     (Name/Title)